PIGEON LOANS

Making Lending and Borrowing within Your Community, Smart, Simple and Easy 🐣

🟦 **PITCH VIDEO**   ⬜ INVESTOR PANEL



pigeonloans.io   Miami FL   🐦 📘 📷 📡   Technology   Software   Fin Tech   Finance   Community

Highlights

1 You'll be investing alongside Stanford graduates, Research Institutions, Youtube icons, and more 🥂

2 We've grown user signups 186% month-over-month 📈

3 Our U.S. market size is $200 Billion and our global market size is an estimated $1 Trillion 💰

4 Our technology is U.S. patent-pending 🔒
3 Our U.S. market size is $200 Billion and our global market size is an estimated $1 Trillion 💰

4 Our technology is U.S. patent-pending 🔒

5 Current member of the globally recognized & illustrious Mercury Raise '21 Cohort 🤘

6 Winner of the 2021 Greatest Damn Pitch Competition 🎉

7 Graduate of the InNEVator Accelerator '21 Cohort 🏆

8 Featured on TechCrunch's Extra Crunch Live Startup Pitch-Off 🎬

Our Team



Brian Bristol Founder & CTO

I once memorized my entire 32-digit library card number.

Pigeon Loans was birthed out of a need that arose as a result of the COVID-19 pandemic. Faced with the challenge of not having a simple, easy, and robust way to make a loan with a family member due to financial hardships, one of the founders of Pigeon Loans took it upon himself to create the solution to this problem that people face every day.



Kaben Clauson Co-Founder & COO

Exited founder @ TruePublic. Avid reader & world-class marketer.



Ben Schein Director of Business Relations

Self-taught Spanish and Portuguese speaker. Ask me anything about Argentina and I'll have an answer for you.



Anna Matilde Tanga Board Member

On any given day, I can hold a conversation with you in English, French, Italian, German, and sometimes Spanish.



Brennan Batalla Director of Engineering

Ex-Amazon engineer. From the Jersey Shore and loves to travel.

Everyday Loans Built On Trust 🤝

Pigeon Loans is the world's leading global lending platform that facilitates the creation and management of loans between friends, family, and loved ones.



By offering a space where everyday people can negotiate the terms of their loans, Pigeon Loans seeks to empower individuals to borrow and lend money with the people they trust.

With fully integrated payment options, the ability to create and sign a legally binding contract, no credit checks, rewards, and a tracking mechanism to set up payment reminders and alerts, users have a wide variety of choices when it comes to making a loan on our platform.

Our Story 🧡

The **story of Pigeon Loans** is quite simple. The concept behind Pigeon Loans came to life as a result of heightened frustration and fortunate timing. During the peak of the COVID-19 pandemic lockdown restrictions, Brian, co-founder of Pigeon Loans, was faced with a precarious financial situation. As many are well aware, during the early months of the pandemic billions of people were struggling financially. No stranger to that same reality, Brian and his family were also impacted significantly by the early days of this once in a lifetime global tragedy.

Due to financial hardship caused by the pandemic, a family member approached Brian looking for funds to make ends meet during such trying times. Faced with being asked to deliver a significant amount of money to this loved one, instead of simply giving money away, Brian wanted to make a loan, and so he turned to the Internet to find a way to seamlessly lend money to his family member in a simple and easy manner. After a tireless search, it quickly became evident that no robust solution existed which solved Brian's need to make a loan with someone he trusted and cared for. So with no solution to the problem he faced, instead of settling for the archaic process of manually creating and documenting a loan himself, Brian took it upon himself to create the solution to his problem. After 13 weeks of work, countless discussions with lawyers across the world, more than half a million lines of code written, and one too many sleepless nights, the solution Brian needed came to life, and thus Pigeon Loans was born.



Our Team 🤩

A growing team comprised of world-renowned entrepreneurs, technology moguls, thought leaders, marketing experts, and innovative minds. From our advisors to the individuals working daily on the growth of Pigeon Loans, each member of our team is well equipped with the knowledge and tools necessary to make any new venture a smashing success.

Our team includes graduates from Stanford University, Harvard University, Wharton School of Business, Bowdoin College, and New York University.

Our Mission 🚀

We simply want to make it safe, simple, and easy for individuals all across the globe to create loans with one another, especially people whom share relationships within families, friend groups, or circles of trust. With Pigeon Loans, everyday people now have the ability to conceptualize, create, generate, plan, and execute loan agreements with each other.

Everyone is a potential member of our community. Whether an individual is searching for a way to maximize their chances of getting a loan repaid in full, or a struggling entrepreneur is seeking to raise capital for their business, or perhaps a single mother is looking to get funds to cover unexpected expenses, whatever the use case may be, Pigeon Loans aims to service each one of those needs and more.



Our Opportunity 💡

The market we aim to service is huge. As of 2018, each year almost $200 billion US dollars is moved in the form of informal loans between friends, family, and loved ones. On a global scale, this number increases significantly. With an estimated $1 trillion US dollars moving between people who trust and care for each other every year, across the world, we understand that the problem we are solving is massive. With such a massive market in mind, and little to no competitors at all servicing this industry, we felt as though it was the perfect time for Pigeon Loans to place its mark on the fintech market, and ultimately service this ailing industry.



Current countries Pigeon Loans services.

Our Execution ⚡

We built Pigeon Loans to be the safest, easiest, and most robust platform to create and manage loans between individuals. We've partnered with some globally recognized brands like **Stripe**, **HelloSign**, and **Amazon Web Services**, to create the platform that exists today.





Personalized Loan Agreements Generated for You



Operational in 40+ Countries

Our platform can comfortably scale to **20 Million** users without any additional need for **optimizations, capital injection, code changes, or employees. In under 10 minutes,** two users, a lender and a borrower, can come to our platform, negotiate a loan, agree upon a set of terms, sign their documents, and start an agreement. Furthermore, for **no cost** at all lenders can come to our platform and distribute money to the ones that need it the most in over 40 countries around the world, any day of the week. With all of this in mind, for only a **small** monthly fee, borrowers can use our platform to organize, pay back, and obtain funds from family, friends, and loved ones whenever the time is right for all parties involved.



Every great product has to find a way to make money in order to be truly special. Even though we made our platform easily accessible to the masses, for us, making money goes hand-in-hand with how we view our success. We plan to scale, grow, and expand quickly. With this expansion will come increased revenue, and with more revenue will come *economies of scale,* and with *economies of scale,* will come impact & prosperity as a company.

Our Money

Simple and easy to understand revenue model



Subscription Model

$4.29 collected per Borrower per month when at least one loan is active on our platform.



Fee Collection

Dependent on the transaction a range of **0.1% - 1.5%** may be collected and kept by Pigeon Loans from the initiator of the payment.



One Off Charges

Exploring the idea of revenue streams from potential future features like: credit reporting, custom amendments & cryptocurrency integrations, collections advertising.

Our Results ✍️

Since our launch, reactions toward Pigeon Loans has been nothing but positive. Nearly 98% of people who have interacted with our platform having described it as a *"great idea", "I love it", "amazing", "I would use it", "so easy to use"* or *"transformative"*. Furthermore, our initial launch results totaled over 7,000 unique social media & website impressions in only one week. From the outside looking in, most everyone believes in the vision and idea behind Pigeon Loans.

From an impact perspective, on average **500 people** visit our website each and every day, oftentimes taking the time to learn about who we are, what we are doing, and how they can use our services. Additionally, with this statistic in mind, as of June 2021, Pigeon Loans started adding **1000s of users per month**. Alongside the fact that people are finding our platform mostly through organic means, we've also turned some heads in regards to the innovations we've made from a technology perspective. In building a first of its kind piece of technology, we've been fortunate enough to be granted a **non-provisional pending patent** by the United States Patent and Trademark Office. Over the course of the next couple of years or so, we will be working with the US Patent and Trademark Office to solidify the details of our invention and hopefully achieve full grant status.

Qualitative results are great and all, but what about our quantitative results like company financials, user metrics, and loan data? At Pigeon Loans, we've enjoyed success in the quantitive side of our business as well.



From a financial perspective, Pigeon Loans is *now considered a revenue generating company*. We are processing a growing number of loans, that has resulted in Monthly Recurring Revenue hovering around $500 US dollars (circa June 2021), we still have plenty of work do in terms of increasing our revenue figures to match the expectations we have for this company, but we are off to a great start. We've crunched some more numbers and statistics below for the future of Pigeon Loans:

- For our worst case cost models: At **17,759 active borrowers** we anticipate that we will generate **$4,019,342 in revenue** and reach our projected break even point on a yearly basis (these projections cannot be guaranteed).

- Based upon $23,365 of digital advertising spend so far, our current User Acquisition cost is roughly **$7.29 per user signup**.

- With our current cost structure, at scale, we expect to make **$1.03 for every $1.00** we spend. As we become "stickier", we will incrementally raise prices in the future and negotiate lower volume pricing with Stripe & other expenditures to reduce our overhead costs.

- Current average month-over-month growth rate of monthly revenue is **93%** over the **last 11 months**.

To give you an even better sense of where we see the potential of Pigeon Loans' growth in the near and distant future, we've chartered out our projections for your viewing pleasure.

your viewing pleasure.



Projected Revenue
We project exponential increase in revenue year over year

$58	$583,595	$1,995,108	$9,102,815	$41,536,522	$189,533,017
2020	2021	2022	2023	2024	2025

Revenue projections consider revenue made from base Subscription Model & Payment Volume proceeds. These projections cannot be guaranteed.

Ultimately, none of these numbers are possible without user growth and loan growth. We recognize that in order for Pigeon Loans to be successful as a business we will need to service a mass number of loans and speak to an equivalent number users as a result. So far we have worked to do just that, and have focused a significant amount of our efforts on growing the number of users signed up on our platform.



Our Growth

$f(Pigeon\ Loans) = a(1 + r)^x$

User Growth

Averaging **186%** user growth month-over-month.

Pipeline

Roughly **~5,000** users are currently in our pipeline along with **~600** total loans in various states.

Metrics last updated September 6, 2021

Loans Growth

Averaging **62%** loan growth month-over-month.

Loan growth includes total sum of 'pending', 'active', and 'inactive' loans.

Each month we grow at a staggering pace in terms of users signed up and plugged into our ecosystem. On any given day, any one of these individuals are in our pipeline exploring the possibility of starting a loan. So far without any dedicated email campaigns, structured re-targeting, prolonged reward incentives, or like thereof, we have converted about 1% of signed up users into loan prospects. Upon raising our pre-seed round we plan to increase this attrition rate to 10% by deploying our newly raised capital to efforts that will yield more loans and paying customers.

With only a few months under our belt so far, we believe Pigeon Loans is off to a great and promising start. Taking into account the total global market size, an average interpersonal loan amount of $411 US dollars, our reach into 42 different countries, and assuming an average of two loans per year per person, we can service **274 million paying customers** annually. The sky is truly the limit for us!

Our Competition ▨

On a global scale, Pigeon Loans is a first of its kind, one & only innovation.

However, when we survey country specific solutions, Pigeon Loans has a few competitors we like to keep our eye on.

Some of our competitors you may have heard of, others may be foreign to you, but regardless these are all companies we very much respect and see ourselves working alongside to capture and service the needs in our market. From pure payment apps, to legal documentation entities there is a wide range of companies Pigeon Loans competes with on a daily basis. The existence of competition in our space helps us provide proof of product-market fit and better solidifies the potential for Pigeon Loans' growth in the future.


Our Competitors
Competitors provide proof of product-market fit.
Flexible
Structured
Payments
Documentation
venmo
Cash App
Zelle
LendAmi
RESPONSIBLY
ESUSU
zirtue
SoLo
LoanBack
upcounsel
NOLO
LAW for ALL

Our closest competitors: Zirtue, Solo Funds, and Esusu all generate millions in revenue annually and each were founded in only the last 3 years.

So what makes us special?

We are continually adding new and innovative features to the Pigeon Loans platform. From the ability to earn points and rewards on your loans to the freedom users have in regards to making payments on or off of our platform, we listen to our customers.

Below are a few highlights that describe the reasons as to why Pigeon Loans is the best solution in our industry servicing the interpersonal, relationship based, loan space.

- We are the **only** global platform compared to our competitors. We can move currency natively in 40+ different countries. United States $200 Billion Market vs World $1 Trillion Market.
- We can move money on our platform using **any** form of payment. Direct bank connections, credit, debit, cash, check are all accessible with Pigeon Loans. We also allow our users to use Venmo, Cash App, and other competitors to move money outside of our platform; we simply track those payments accordingly.
- We offer **rewards** to our customers in the form of points, that can be cashed out for monetary incentives.
- We have **largest** range of flexibility for loans in our industry. Principal up to $250,000 USD, term lengths from 0 - 84 months, and interest rates from 0 - 99% all chosen by the Lender and Borrower of a loan.
- For customizable loans specifically, we are the most **affordable** option for Borrowers and a free option for Lenders.

Our Vision 🔮

Our long-term, 5 to 7 year, goal is to exit as a **$2 Billion** dollar company.

With our market size in mind, and lack of fierce competition at the moment, if Pigeon Loans can capture just 1% of the total $200 Billion dollar U.S. market we will have reached a comfortable $2 Billion dollar valuation. As we consider the global reach of Pigeon Loans, this number quite obviously has the potential to increase. Regardless of the figure, we plan to exit in the manner that best suits you, our shareholders, investors, and supporters. **These projections cannot be guaranteed.**

Our Exit Strategy

With an assumed $2 Billion exit, we would potentially see a 51,182% growth in valuation.



| Pre-Seed Valuation: $3.9 Million | $2 Billion Exit Plan | 51,182% Growth |

Any growth in our valuation would also be reflected in your investment: your money grows, as we grow.

*Disclaimer: Please note that all projections listed here are assumed. Returns on your investment are highly risky and are not guaranteed. You may lose your entire investment or receive less returns than predicted.

> *Pigeon Loans can be one of the most disruptive financial tech companies of the next decade.*

Ultimately interpersonal loans boil down to two simple realities - lenders just want to get their money back, and borrowers want an easy & convenient way to access funds in a time of need. We can create a world in which Pigeon Loans is the platform of choice for loaning out money because it is simple, safe, affordable. If we can convince the world's lenders that Pigeon Loans is the most advantageous place for them to loan their money to the people they trust, then we've won the battle.

Your Support

Working with supporters who share our vision will make Pigeon Loans a billion dollar company.

- In order to take Pigeon Loans to the next level, we need to accomplish 4 things:
  - **Increase** outreach for our product through marketing & advertising.
  - **Establish** world class brand recognition.
  - **Capitalize** on the potential trendiness of the Pigeon Loans brand.
  - **Build** new funnels for revenue and B2B partnerships.

- Use of funds & focuses for our ongoing raise:
  - **Scaling** our currently successful advertising efforts.
  - **Bringing** in new B2B lead and revenue generation streams.
  - **Enhancing** the 'content marketing' & education ethos of Pigeon Loans.
  - **Hiring** new talent to continue to keep up with growth.
  - **Building** new user experiences (i.e., iOS & Android applications).

$468K in capital minimally needed for the next year
(**$240K already raised**, circa September 2021)

RAISING FUNDS TO

Increase growth of user and

WHAT'S NEXT

Promotion & Outreach

Perform digital advertising campaigns at scale

Rewards program experimentation

loan activity within the
Pigeon Loans ecosystem.
Technology
Improve SEO footprint & rankings
Redesign website experience for optimal user interactions
Expand Team
Hawke Media

A future exists in which Pigeon Loans has the potential to change financial lives, re-write the underlying economics of loans within the banking industry, restructure the credit worthiness stigma, influence and change global economics. However, to make this potential future a reality Pigeon Loans and the community surrounding it will have to be committed to the utmost level of execution.

We are a high risk, but very high reward investment. The road to get to our vision won't be easy but "nothing worth having comes easy".

As our community grows, your investment in us will grow, so spread the word about Pigeon Loans!

Thank you for your support & welcome to our flock!

• • •

Wall of Fame 🌟

Check out some of the latest Pigeon Loans news and highlights everyone is buzzing about!



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Pigeon Loans
Pigeon Loans
Founded by JA USA alumnus Brian Bristol
Pigeon Loans is the world's leading technology platform dedicated to enabling people from all


walks of life to make loans with one another. By offering a space where users can negotiate the terms of their loans, make payments, and legalize loan documents, Pigeon Loans seeks to empower individuals to lend and borrow money with the people they trust.
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Junior Achievement Spotlight on Pigeon Loans


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Downloads

The Investor Guide.pdf